Exhibit 99.4

CABLE AND WIRELESS PLC

NOTIFICATION OF TRANSACTIONS BY DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMR) OR CONNECTED PERSONS

This notice is given in accordance with DR 3.1.4(R)(1)(a) and with section 324 (as extended by section 328) of the Companies Act 1985. Cable and Wireless plc (“the Company”) was advised on 22 September 2005 that the under-mentioned Directors purchased Ordinary Shares in the Company on 21 September 2005:

Name	Director/ PDMR	Ordinary Shares of 25p	Total number of shares held	Percentage of issued share capital

Bernard Gray	Director	100,000	200,000	Less than 1%

Graham Howe	Director	100,000	200,000	Less than 1%

Anthony Rice	Director	100,000	200,000	Less than 1%

Kasper Rorsted	Director	30,000	60,000	Less than 1%

In accordance with the terms of their appointment, the Directors acquired the above Ordinary Shares at a price of £1.035 per share being the closing mid market price on 4 June 2003 when the arrangements were put in place.

Each of the above Directors is expected to hold the purchased Ordinary Shares for a minimum period of three years from the date of purchase and to hold a minimum of 30,000 while a Director.

The conjunction with the above, the Company was also notified on 22 September 2005 that on 21 September 2005 the Trustees of Cable and Wireless plc Employee Share Ownership Trust ("the Trust") disposed of 330,000 Ordinary Shares at a price of £1.43 per share.

Following the disposal, 51,925,715 Ordinary Shares are currently held under the Trust. Francesco Caio, Rob Rowley, Charles Herlinger, Lord Robertson of Port Ellen, George Battersby and Harris Jones (all being directors of Cable and Wireless plc), in their capacity as members of the class of beneficiaries under the Trust, and Towers Perrin Share Plan Services (GSY) Limited, in their capacity as Trustees of the Trust, are deemed to have a non-beneficial interest in these Ordinary Shares.

No Directors are disposing of any beneficial interests in the Company.

Name of person making notification: Heledd Hanscomb

Contact number: 020 7315 4626

Date of notification: London, 23 September 2005